UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68557

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/02/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Lexington Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer (Name) 678-525-0992 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32 (Address) Marietta (City) GA (State) 30062 (Zip Code)

06/25/2009 (Date of Registration with PCAOB)(if applicable) 1952 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Soren Reynertson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLC Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDITH CORDERO
Notary Public - State of New York
No. 01CO6196083
Qualified in Richmond County
My Comm. Expires Nov. 3, 2024

Edith Cordero

Notary Public

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLC SECURITIES, LLC
(formerly known as GLCA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GLC Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLC Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GLC Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GLC Securities, LLC's management. Our responsibility is to express an opinion on GLC Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GLC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

GLC SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,061,757
Accounts receivable		1,500,000
Prepaid filing fees		7,304
TOTAL ASSETS	$	2,569,061

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	36,209
Other payables		25,000
Total current liabilities	$	61,209
MEMBER'S EQUITY		2,507,852
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,569,061

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND NATURE OF BUSINESS**

    GLC Securities, LLC (the Company, formerly known as GLCA Securities, LLC) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's registration with the SEC and FINRA became effective as of November 18, 2010. The Company is a Delaware limited liability company (LLC). The Company is a wholly owned subsidiary of GLC Advisors & Co. Holdings, LLC (the "Parent" and sole member).

    Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

    The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Accounting
    The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles, which is required by the SEC and FINRA.

    Estimates
    The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and differences could be material.

    Revenue Recognition
    The Company adheres to Accounting Standards ("ASU") 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking merger and acquisition advisory fees. See Footnote 7 for further details on revenue recognition.

    Income Taxes
    The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Income Taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The top 3 clients comprised approximately 35% of revenue in 2022.

Cash and Cash Equivalents

The Company considers highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash within 90 days from the date of purchase as cash and cash equivalents. All cash balances are held at major banking institutions.

The Company is evaluating new accounting standards and will implement as required.

3. **RELATED PARTY TRANSACTIONS**

The Company is party to four expense sharing agreements with Affiliates during the year, one of which has been terminated as of June 30, 2022. Under these agreements, the Company reimbursed these Affiliates for certain expenses paid on behalf of the Company which were classified accordingly on the accompanying Statement of Operations. The Company also reimbursed GLC Advisors & Co., LLC for deal expense reimbursements paid on behalf of the Company. There were no amounts due to the Parent or Affiliates as of December 31, 2022. The amounts reimbursed for the year ended December 31, 2022 were as follows:

GLC Advisors & Co., LLC	$	2,391,202
GLC Management, LLC		123,708
Global Leveraged Capital, Inc.		7,800
Global Leveraged Capital & Co., Inc.		4,950

The Company tracked other expenses shared with two of these Affiliates. Those entities were deemed to have adequate resources independent of the broker dealer to pay their liabilities and expenses, and as allowed in SEA Rule 15c3-1(c)(2)(i)(F) and further guidance on FINRA Notice 03-63. The Company does not record those shared expenses. For the year ended December 31, 2022, the non-reimbursable shared expenses were as follows:

GLC Advisors & Co., LLC	$	1,128,625
GLC Management, LLC		46,375

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,000,548, which was $995,548 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 6.12%.

5. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2022.

6. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 15, 2023, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

7. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the prices included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2022.